FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For December 8, 2006

NORSAT INTERNATIONAL INC.

(Registrant's Name)

Suite 110 - 4020 Viking Way
Richmond, British Columbia
Canada V6V 2N2

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F

   X

Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No

    X

If 'Yes' is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b).

Not applicable

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Norsat International Inc.

(Registrant)

Date:   December 8, 2006

By: Signed "Cathy Zhai"

Cathy Zhai

Interim Chief Financial Officer

NEWS RELEASE

                           For Immediate Release

Norsat and Sat-Comm Sign Strategic Agreement

(Vancouver, Canada and Mildenhall, UK) December 8th, 2006, 08:00 EST - Norsat International Inc. (TSX - NII.TO; OTC BB - NSATF.OB), a leading provider of compact portable satellite terminals, and Sat-Comm Ltd., a UK-based designer and manufacturer of Satellite Newsgathering (SNG) equipment for the broadcast industry, have entered into a strategic reseller partnership. Under the terms of this partnership, Sat-Comm will market and support Norsat satellite terminals in the Europe, Middle East and African (EMEA) region.

Sat-Comm Ltd manufactures portable and vehicle-based Satellite Newsgathering (SNG) systems for the broadcast, government communications and defense markets. Sat-Comm currently maintains a sales channel of over 40 reseller partners throughout the Europe, Middle East and Africa regions. The agreement provides for these partners to purchase Norsat products directly from Sat-Comm.

"Our partnership with Norsat goes to further establish Sat-Comm as a premier global provider of SNG solutions. Sat-Comm's success is founded on our ability to respond promptly to our customer's requirements. The Norsat line contributes vital technology, enabling us to offer exactly what the industry is demanding," said Tim Williams, Managing Director, Sat-Comm Ltd.

The companies plan to establish an Authorized Service Center to support customers of Norsat's satellite systems. The Service Center will provide Tier I & II support including the capability to diagnose, repair, overhaul and upgrade fielded satellite systems. A comprehensive set of in-region critical and depot-level spares will enable the companies to offer an advanced parts exchange program for fielded units. The facility will be manned by Norsat Certified Field Technicians™ who will also be providing local training to clients.

"Norsat has been seeking a partner with the adaptability and resources required to manage a market space as demanding as EMEA. It is with great excitement and confidence that we have selected Sat-Comm as our regional reseller. Sat-Comm's expertise and sizable sales channel will ensure both companies continued success in the EMEA market." said Randy Witten, Vice President Sales, Norsat International.

Forward Looking Statements

Statements in this news release relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat's public filings with securities regulatory authorities.

This information should be read in conjunction with the Company's unaudited interim consolidated financial statements and related notes included therein for the three and nine months ended September 30, 2006, and the restated audited consolidated financial statements, related notes included therein and Management Discussion and Analysis for the year ended December 31, 2005.

All the Company's financial statements are prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP).  Additional information from the year ended December 31, 2005, and other information related to the Company, may be found on the company's website at www.norsat.com.

About Norsat International, Inc.

Norsat International Inc. designs, engineers and markets intelligent satellite solutions for high-speed data transmission. Additional information is available at www.norsat.com. Further information is available through email at communications_investorrelations@Norsat.com or by phone, 1-604-821-2808.

About Sat-Comm Ltd..

 Sat-Comm Ltd. is a privately owned and run satellite systems designer and integrator, specialising in innovative Satellite Newsgathering (SNG) systems, with an expanding portfolio of solutions to facilitate video, voice and data communications.  Additional information is available at www.sat-comm.com, or by emailing sales@sat-comm.com or by phone +44 (0) 1638 515000.

# # #

Norsat International Inc. Contact:

Dr. Amiee Chan

+1 (604) 821-2808

achan@norsat.com

Sat-Comm Contact:

Tim Williams

+44 (0)1638 515000

timw@sat-comm.com